Filing under Rule 433

Registration No. 333-209516

November 29, 2016

First BanCorp. Announces that THL and Oaktree Commence Secondary Offering of 18 Million Shares

Company Release—11/29/2016 5:00 P.M. EST

SAN JUAN, Puerto Rico—(BUSINESS WIRE)— First BanCorp. (the “Corporation”) (NYSE: FBP), the bank holding company for FirstBank Puerto Rico, announced today that certain stockholders have commenced a proposed public underwritten offering, subject to market and other conditions, of an aggregate of 18 million shares of the Corporation’s common stock, $0.10 par value per share (the “Common Stock”), that they currently own. Funds affiliated with Thomas H. Lee Partners, L.P. (“THL”) are offering to sell 9 million shares of Common Stock; and funds managed by Oaktree Capital Management, L.P. (“Oaktree”) are offering to sell 9 million shares of Common Stock. Upon completion of the proposed offering, THL’s beneficial ownership of Common Stock will decrease from 19.3% to 15.1% (14.5% if the underwriters exercise their option to purchase additional shares of Common Stock in full), and Oaktree’s beneficial ownership of Common Stock will decrease from 19.3% to 15.1% (14.5% if the underwriters exercise their option to purchase additional shares of Common Stock in full). The Corporation will not receive any of the proceeds from the proposed offering.

BofA Merrill Lynch, Goldman, Sachs & Co., Citigroup Global Markets Inc. and Sandler O’Neill + Partners, L.P. will act as joint book-running managers for the proposed Common Stock offering. Keefe, Bruyette & Woods and Piper Jaffray & Co. will act as co-managers.

The offering will be made only by means of a prospectus. A copy of the preliminary prospectus supplement together with the accompanying prospectus relating to the proposed offering may be obtained from:

BofA Merrill Lynch NC1-004-03-43 200 North College Street, 3rd floor Charlotte, NC 28255-0001 Attn: Prospectus Department dg.prospectus_requests@baml.com	Goldman, Sachs & Co. Attn: Prospectus Department 200 West Street, New York, NY 10282 prospectus-ny@ny.email.gs.com (212) 902-1171	Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (800) 831-9146	Sandler O’Neill + Partners, L.P. Attn: Syndicate Department syndicate@sandleroneill.com (866) 805-4128

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, shares of Common Stock in any jurisdiction in which such an offer or solicitation, or the sale of shares of Common Stock, would be unlawful without registration or qualification under the securities laws of such jurisdiction. Any offer to sell, or solicitation of an offer to buy, will be made solely by means of a prospectus and related prospectus supplement filed with the Securities and Exchange Commission (“SEC”). A shelf registration statement related to the proposed offering was filed with the SEC and became effective February 29, 2016.

About First BanCorp.

First BanCorp. is the parent corporation of FirstBank Puerto Rico, a state-chartered commercial bank with operations in Puerto Rico, the U.S. and British Virgin Islands and Florida, and of FirstBank Insurance Agency. Among the subsidiaries of FirstBank Puerto Rico are First Federal Finance Corp. and First Express, both small loan companies, and FirstBank Puerto Rico Securities, a broker-dealer subsidiary. First BanCorp’s shares of common stock trade on the New York Stock Exchange under the symbol “FBP.”

First BanCorp.

John B. Pelling III, 787-729-8003 nvestor Relations Officer

john.pelling@firstbankpr.com

Source: First BanCorp.

The Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Corporation has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Goldman, Sachs & Co. toll-free at 1-866-471-2526; Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by calling Sandler O’Neill & Partners, L.P. by calling toll-free 1-866-805-4128.